UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Shoe Carnival, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

824889109

(CUSIP Number)

February 27, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on the following pages)

CUSIP No. 824889109	13G

1	Names of Reporting Persons Bradley W. Weaver

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,000,000 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,000,000 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11	Percent of Class Represented by Amount in Row (9) 5.9% (1) (2)

12	Type of Reporting Person (See Instructions) IN

(1) Represents shares held by the J. Wayne Weaver 2018 Grantor Retained Annuity Trust for Bradley Wayne Weaver (the “2018 GRAT”).  Bradley W. Weaver is the sole trustee of the 2018 GRAT and, as sole trustee, has sole voting and dispositive power with respect to the shares held by the 2018 GRAT.

(2) Based on 16,951,770 outstanding shares of the Issuer’s common stock as of November 30, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended October 28, 2017, filed with the Securities and Exchange Commission on December 5, 2017.

CUSIP No. 824889109	13G

1	Names of Reporting Persons J. Wayne Weaver 2018 Grantor Retained Annuity Trust for Bradley Wayne Weaver

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,000,000 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,000,000 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11	Percent of Class Represented by Amount in Row (9) 5.9% (1) (2)

12	Type of Reporting Person (See Instructions) OO

(1) Represents shares held by the 2018 GRAT.  Bradley W. Weaver, as the sole trustee of the 2018 GRAT, has sole voting and dispositive power over these shares.

(2) Based on 16,951,770 outstanding shares of the Issuer’s common stock as of November 30, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended October 28, 2017, filed with the Securities and Exchange Commission on December 5, 2017.

Item 1.
	(a)	Name of Issuer Shoe Carnival, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 7500 East Columbia Street Evansville, Indiana 47715

Item 2.
(a)

Name of Person Filing

(i)  Bradley W. Weaver

(ii) J. Wayne Weaver 2018 Grantor Retained Annuity Trust for Bradley Wayne Weaver (the “2018 GRAT”)

Mr. Weaver and the 2018 GRAT are each filing this Schedule 13G pursuant to Rule 13d-1(c).  Mr. Weaver serves as the sole trustee of the 2018 GRAT.

(b)

Address of Principal Business Office or, if none, Residence
(i)    Bradley W. Weaver

24 Roy Street #26

Seattle, WA 98109

(ii)   2018 GRAT

c/o DAR Group Investments

501 Riverside Avenue

Suite 900

Jacksonville, FL 32202

	(c)	Citizenship (i) Bradley W. Weaver: United States (ii) The 2018 GRAT is a trust formed under the laws of the State of Florida
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share (“Common Stock”)
	(e)	CUSIP Number 824889109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).

Item 4.	Ownership

(a)

Amount beneficially owned

(i)  Bradley W. Weaver:    1,000,000 shares*

(ii) 2018 GRAT:                1,000,000 shares**

* Includes 1,000,000 shares held by the 2018 GRAT.  Mr. Weaver is the sole trustee of the 2018 GRAT and, as sole trustee, has sole voting and dispositive power with respect to the shares held by the 2018 GRAT.

** Mr. Weaver is the sole trustee of the 2018 GRAT.

(b)

Percent of Class

(i)  Bradley W. Weaver:    5.9%

(ii) 2018 GRAT:                5.9%

The percentage of shares beneficially owned is based on 16,951,770 outstanding shares of the Issuer’s common stock as of November 30, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended October 28, 2017, filed with the Securities and Exchange Commission on December 5, 2017.

	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote (i) Bradley W. Weaver: 1,000,000 (ii) 2018 GRAT: 1,000,000
		(ii)	Shared power to vote or to direct the vote (i) Bradley W. Weaver: 0 (ii) 2018 GRAT: 0
		(iii)	Sole power to dispose or to direct the disposition of (i) Bradley W. Weaver: 1,000,000 (ii) 2018 GRAT: 1,000,000
		(iv)	Shared power to dispose or to direct the disposition of (i) Bradley W. Weaver: 0 (ii) 2018 GRAT: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The 1,000,000 shares reported are held by the 2018 GRAT established by J. Wayne Weaver, Bradley W. Weaver’s father, over which shares Bradley W. Weaver, as the sole trustee of the 2018 GRAT, has sole voting and dispositive power.  The 2018 GRAT is for the benefit of J. Wayne Weaver during the two-year annuity period of the 2018 GRAT, with any amounts remaining after distributions to J. Wayne Weaver being distributable to Bradley W. Weaver.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 9, 2018

By:	/s/ Bradley W. Weaver
Bradley W. Weaver

J. Wayne Weaver 2018 Grantor Retained Annuity Trust for Bradley Wayne Weaver

By:	/s/ Bradley W. Weaver
Bradley W. Weaver, Trustee

EXHIBIT INDEX

Exhibit Number	Exhibit
99.1	Joint Filing Agreement dated March 9, 2018 by and between Bradley W. Weaver and the J. Wayne Weaver 2018 Grantor Retained Annuity Trust for Bradley Wayne Weaver